

February 13, 2014

Via E-mail
Jon Gangelhoff
Chief Financial Officer
GWG Holdings Inc.
220 South Sixth Street
Suite 1200
Minneapolis, MN 55402

    Re: **GWG Holdings Inc.**
           Form 10-K for the Fiscal Year Ended December 31, 2012
           Filed April 1, 2013
           Form 10-Q for the Quarterly Period Ended September 30, 2013
           Filed October 30, 2013
           File No. 333-174887

Dear Mr. Gangelhoff:

We have reviewed your January 9, 2014 response to our December 23, 2013 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-Q for the Quarterly Period ended September 30, 2013
Notes to Condensed Consolidated Financial Statements
(1) Nature of business and summary of significant accounting policies, page 8

1. Please refer to prior comment 2. We continue to have difficulty in understanding the basis for your accounting treatment for the Purchase and Sale Agreement with Athena Securities Limited dated June 28, 2013, particularly for recognizing the "non-cash gain on the transaction" of $3,252,000 in fiscal 2013. Please describe for us the rights, obligations, deliverables, and separate units of accounting under this agreement including their accounting treatment, the consideration provided and to be provided to/by you and your basis for allocating consideration to each unit of accounting. In this regard, explain your basis for concluding that all of the gain of $3,252,000 should be recognized in 2013

and none recognized in future periods. Tell us the authoritative literature on which you relied in determining your accounting treatment for this agreement. It appears that you believe the shares of your stock received back from Athena is the consideration to you for terminating the original Purchase and Sale Agreement dated July 11, 2011. If that is the case, provide us your analysis supporting that belief including how you reached that conclusion in view of the various rights and obligations in the June 28, 2013 agreement. Also, explain to us your basis for classifying this gain within revenue.

You may contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant